Media Release 20 April 2023	EXHIBIT 99.1

James Hardie Industries To Announce Fourth Quarter And Fiscal Year 2023
Financial Results on 16 May 2023

James Hardie Industries plc (ASX: JHX; NYSE: JHX) will announce financial results, for its fourth quarter and full year ended 31 March 2023, on the ASX before market on Tuesday, 16 May 2023.

The Company will host a conference call that morning at 8:30am Australian Eastern Time (AET).

For those in North America the conference call will commence at 6:30pm Eastern Time (ET), Monday 15 May.

Teleconference Registration:    https://s1.c-conf.com/diamondpass/10030023-po43jl.html
Webcast URL:                https://edge.media-server.com/mmc/p/nm5i6ki9

Once registered, participants will receive a calendar invitation with global dial-in numbers and a unique PIN which will be required to join the call.

A replay of the call will be available shortly after the call and will be available at;
https://ir.jameshardie.com.au/financial-information/financial-results

This media release has been authorized by Mr. Aaron Erter, Chief Executive Officer.
END
Investor/Media/Analyst Enquiries:
James Brennan-Chong
Director of Investor Relations and Market Intelligence

Email:	media@jameshardie.com.au

James Hardie Industries plc is a limited liability company incorporated in Ireland with its registered office at Europa House, 2nd Floor, Harcourt Centre, Harcourt Street, Dublin 2, D02 WR20, Ireland

Media Release: James Hardie to Announce Fourth Quarter and Fiscal Year 2023 Results	1